EXHIBIT 3.1


                                    Amendment
                                     to the
                          Amended and Restated By-Laws
                                       of
                                 Six Flags, Inc.

Section 4.1 shall read in its entirety:

            "Section 4.1. The property and business of the Company shall be managed by its Board of Directors, consisting of eleven (11) directors or such other number of directors as may be fixed from time to time by resolution of the entire Board. They shall be elected at the annual meetings or special meetings of the stockholders, and each Director shall be elected to serve until his successor shall be elected and shall qualify."